August 29, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed August 8, 2022 File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * *

Amendment No. 1 to Registration Statement on Form F-1 filed August 8, 2022

General

1. We note your response to prior comment 1 and reissue the comment in part. Please include a statement in your prospectus that the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.

Response:

We have included a statement on the cover page and under Cautionary Statement Regarding Doing Business in China on page 5 of the Revised Registration Statement that legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.

2.  We note your response to prior comment 2 and we reissue the comment, as your response letter only addresses PRC laws and regulations. Please add disclosure on the cover page and, if applicable, to the risk factors regarding data security or anti-monopoly concerns in Hong Kong or Macau and the impact on the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

Response:

We have added the following paragraph on the cover page and under Cautionary Statement Regarding Doing Business in China on page 5 of the Revised Registration Statement to specifically address the risk factors regarding data security or anti-monopoly concerns in Hong Kong or Macau and the impact on the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange:

“Presently, none of the PRC laws and regulations above applies to us because national laws adopted by the PRC are not applicable in HK SAR, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in HK SAR should commensurate with those in the PRC. With regard to the potential regulatory actions related to data security and anti-monopoly in HK SAR, please refer to our disclosures in “Risk Factors – Risks Related to Doing Business in Hong Kong SAR – We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 33. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.”

Dilution, page 51

3. We note your response to prior comment 7. It appears that the actual net tangible book value of the Company was $(0.09) per share. As such, please clarify to us why your disclosure refers to this as your pro forma as adjusted net tangible book value as of December 31, 2021.

Response:

We have revised the disclosure on page 51 to the Revised Registration Statement to accurately disclose the dilution to new investors.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW